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                                 EXHIBIT 28.1

NEWS RELEASE



                                                For further information:
                                                John Greenagel (408) 749-3310
                                                Chuck Mulloy   (408) 749-5481



                 CALIFORNIA SUPREME COURT UPHOLDS ARBITRATOR'S

                        AWARD TO ADVANCED MICRO DEVICES


     SUNNYVALE, CA ... December 30, 1994 ... The California Supreme Court has upheld an arbitrator's award of technology rights to Advanced Micro Devices, Inc. in a long-running legal battle with Intel Corporation concerning a 1982 technology exchange agreement between the two companies.

     The ruling ends litigation that began in 1987 when AMD brought suit to compel arbitration, alleging that Intel had failed to honor its obligations under the technology exchange agreement. After finding that Intel had breached contractual obligations, including obligations of "good faith and fair dealing," retired Superior Court Judge J. Barton Phelps, acting as court-appointed arbitrator, awarded AMD, in addition to other remedies, a worldwide, royalty-free license to any Intel intellectual property contained in AMD's reverse-engineered Am386(R) microprocessor. These rights included patents, copyrights, mask work rights and trade secrets. Judge Phelps also extended the terms of AMD's license rights for two years as those rights concern the Am386 microprocessor.

     In 1993 a Sixth District Court of Appeals panel ruled that the arbitrator had exceeded his jurisdiction and invalidated the award of technology rights. Today's Supreme Court action overrules this lower court decision and affirms the Superior Court's judgment in favor of AMD.
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     In an unrelated proceeding earlier this year, unanimous jury verdicts upheld AMD's license rights to use Intel microcodes, including the microcode in the Am386 microprocessor family.

     "AMD is delighted at a decision that not only does justice in this particular case, but also preserves the viability of arbitration as an alternative form of resolution for complicated business disputes in California," said W. J. Sanders III, chairman and chief executive officer. "This ruling, which we expect will be followed by the federal courts, forecloses Intel's claims for monetary damages based on our sales of 386 microprocessors," Mr. Sanders continued.

     Mr. Sanders said AMD does not believe the federal courts will respond favorably to Intel's pleas to ignore a ruling of the California Supreme Court simply because it involves copyright issues. "This case involved a contract breach and the appropriate remedies for that breach," said Mr. Sanders. "Although the arbitrator awarded a license to a federally protected copyright, the arbitrator's authority to make that award is exclusively governed by state law. Because California contract law controlled AMD's 1982 agreement with Intel, the federal court must defer to the California Supreme Court's interpretation of the arbitrator's powers. We are confident that the federal court will accept the Supreme Court's decision and dismiss Intel's federal copyright action on the Am386 microprocessor.

     "AMD and Intel have been in litigation long enough. I hope we can now find a path to a resolution based on our mutual interest in supporting the continued expansion of the market for Microsoft(R) Windows(TM)-compatible computer systems," he concluded.

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AMD news release #94CORP27
Am386 is a registered trademark of Advanced Micro Devices, Inc.
Microsoft is a registered trademark of Microsoft Corp.
Windows is a trademark of Microsoft Corp.